CALEDONIA MINING CORPORATION

      August 5, 2008

Management’s Discussion and Analysis

This discussion and analysis of the consolidated operating results and financial condition of Caledonia Mining Corporation ("the Corporation”) for the six months ended June 30, 2008, June 30, 2007 and June 30, 2006 should be read in conjunction with the unaudited Consolidated Financial Statements as at June 30, 2008 and the Annual Report for the year ended December 31, 2007, all of which are available from the System for Electronic Data Analysis and Retrieval at www.sedar.com or from the Corporation’s website at www.caledoniamining.com.  The Unaudited Consolidated Financial Statements and related notes have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”).

Note that all currency references in this document are to Canadian dollars, except where specifically stated.

Listings

The Corporation is listed on the Toronto Stock Exchange as “CAL”, on NASDAQ-OTCBB as “CALVF”, and on London’s AIM as “CMCL”.

FORWARD LOOKING STATEMENTS

This Management Discussion and Analysis contains certain forward-looking statements relating but not limited to the Corporation’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “could”, “should”, “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates, estimates of future production, unit costs, costs of capital projects and timing of commencement of operations, and is based on current expectations that involve a number of business risks and uncertainties. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects and other factors. Forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from expected results.

Potential shareholders and prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Shareholders are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Corporation undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

1.

OPERATIONAL REVIEW AND RESULTS OF OPERATIONS

1.1

Gold Production

Blanket Mine – Zimbabwe

Safety, Health and Environment

•

The mine recorded no lost time injuries during the quarter, but recorded 8 medical aid and first aid incidents. This is consistent with the previous quarter (7) but the number of restricted work accident cases rose to 3 from nil..

•

 During the quarter an Underground Skills Training Program was implemented and an Emergency Preparedness document was finalized.

•

The mine retired 5 employees on medical grounds.  There were no occupational health illnesses detected during the quarter.  HIV/AIDS education continues but confidentiality restricts management’s ability to identify suspected cases.

H:\My Documents\Caledonia\MD & A\2008\Aug 5 08\md&a-aug-5-08-v2-to-clients-blk.doc

There were no adverse environmental issues during the quarter, and results from groundwater testing continue to show that the tailings dams are not affecting the quality of the groundwater.

The economic situation in Zimbabwe continues to deteriorate and the number of dismissals due to desertion remains high - 49 employees were dismissed during the quarter for being absent without permission. Under the current trying economic conditions formal employment has become less attractive to the workforce. This increases the training requirement as replacement employees are recruited.

Capital Projects

Number 4 Shaft Expansion Project

Due to the acute shortage of foreign currency, no further work took place on the No 4 shaft project and the anticipated future expenditure remains at $2,250,000. This expenditure will enable production to be increased to 1,000 tonnes per day from which gold production of 40,000 ounces per annum is expected.

Operations

The operation continues to be hampered by the following:

•

Labour shortages caused by the socio-economic situation in Zimbabwe. The overall manpower numbers have decreased to nearly 50% of the normal requirement, which is considered appropriate for operational needs given the current constraints.

•

Frequent power disruptions continued throughout the quarter despite the mine’s undertaking to pay for power in US dollars.

•

The lack of foreign currency has curtailed the ability of the mine to purchase much needed essential consumable items from South Africa.

The above factors have contributed largely to a drop in production from the 25,000 ounce per annum level since the start of the No 4 shaft expansion project.

Production results		2nd Quarter 2008	2nd Quarter 2007	Six months to June 2008	Six months to June 2007	July 2008
Ore milled	Tonnes	32,464	14,042	59,100	38,742	9,324
Sands processed	Tonnes	-	81,081	-	120,081	-
Ore Gold Grade milled	Grams/tonne	3.36	1.90	3.5	2.6	3.36
Recovery % - Ore	Per cent	87%	75%	88%	82%	89%
Gold produced - Total	Ounces	2,989	2,672	5,659	6,337	895
Gold Sold	Ounces	3,089	2,922	5,898	7,274	877

The difference between gold produced and gold sold is the carry over gold work in progress from the previous period. In the first quarter of 2007, production was interrupted by the closure of the No. 4 shaft for expansion work whilst sands from nearby dumps were added into the production process.

The quantity of ore milled in Q2 was 22% greater than in Q1 and gold production increased by 12%.

The lower gold production was due to the low milled tonnage of 32,464 compared to the planned 45,000 and the lower gold feed grade at 3.36 grams per tonne compared to the planned 3.73 grams per tonne. The cut back in the number of production crews and non-availability of critical inputs such as drill steels, drill bits and explosives, rock loader and jackhammer spares are the main factors behind the lower production.

The mine is working on stabilizing the work force numbers via a widespread recruiting program and the completion of underground training facilities.

Outlook

In the wake of the 2008 Zimbabwe election, the economic future of the country continues to remain uncertain. Foreign currency remains in extremely short supply.  Dependant on the availability of foreign and local funds, management remains committed to:

•

Completing the #4 shaft project;

•

Attempting to return to the 25,000 oz per annum production level by Q4 2008, and to further increase production to the planned 40,000 oz per annum level by Q3 2009;

•

Re-commencing development work at its exploration projects;

•

Intensifying the down dip diamond drilling program to evaluate the down plunge payability of the various ore zones below the 750 m level.

Production will continue at current levels unless staffing levels can be increased and access to foreign currency and the essential imported consumables is assured on a regular basis.

The mine can continue on a cash availability basis as long as sufficient foreign currency can be obtained to meet the critical import requirements.

1.2     Exploration and Project Development

1.2.1 COBALT AND BASE METALS

Nama Cobalt Project – Zambia

The 2008 drilling campaign commenced during the second quarter.  The primary objectives of the program are to target the D resource body and the new Co/Cu mineralised zone discovered at Konkola West.

Resource Body D

The main objectives of this program, which will consist of diamond drilling, are as follows;

•

To upgrade the Inferred Resources as far as possible to Indicated Resources, such that the project would have a life of at least 5 years at the planned production rate;

•

To improve our understanding of the mineralization especially with regard to its depth extent;

•

To confirm the geological structure of the extensions to the mineralized zone;

•

To obtain samples for engineering geological studies of the pit area;

•

To drill holes for the purposes of carrying out hydro-geological studies of the pit area;

•

To extend the drill program to the other identified “D-Type” bodies in the general area of D.

In as far as the last point is concerned; the early definition of other bodies of similar metal content and mineralization style will assist greatly in determining the scale of any future operation that the resources can support. Therefore, exploration of the five additional “D-Type” bodies identified will follow on from the drilling of the D area itself.

Konkola West

The main features of this program are as follows;

•

To follow up a very recent trenching discovery of a zone enriched in Co and Cu;

•

The zone is west of, and on the same stratigraphic position as the Konkola 2 Shaft operated by Teal   Mining;

•

The initial diamond drilling will assist in defining the nature and attitude of the mineralization;

•

The mineralised zone sub-outcrops below the overburden layer and is deeply weathered/oxidized;

•

It is intended that a NI 43-101 resource statement will be released on this area before year end.

Reverse Circulation (RC) drilling will then be used to drill infill holes for evaluation purposes once the structure and mineralization style have been established.  In addition, RC drilling will be used to drill holes for the hydrological studies in the proposed pit and tailings dam areas.

Further Developments

China Nerin (Nanchang Engineering and Research Institute for Nonferrous Metals) Engineering Co Limited, a well established and experienced engineering company, continued their work on the Chinese Feasibility Study (CFS) during the quarter.

The finalization of the CFS is about six weeks behind schedule due to laboratory delays and the extent of the metallurgical research required to define an economic process route to treat the high-iron “D-Type” mineralisation, and the additional drilling required to increase the Indicated Resource base, and delays in the contractor completing the hydro geological study.

Currently two laboratories in South Africa and one in Canada are working on various metallurgical aspects.

A number of additional evaluation exercises are also currently underway as a result of Nerin’s requirements for more specific information on a number of issues. This includes an increase in the Indicated Resources sufficient to satisfy at least 5 years of production at the planned production rate.

Caledonia has continued to explore funding options with financial institutions. The funding options being discussed comprise a mixture of bridge finance and project finance and Caledonia continues to explore various funding alternatives with a view to optimising the financial flexibility and shareholder returns. A proposed term sheet has been received and funding finalisation discussions will progresses once the CFS is received.

Any further unanticipated permitting, metallurgical, mining or funding delays may result in the construction commencement date being delayed.

An Environmental Impact Statement for the planned mining and metallurgical plant operations covering resource bodies A and D has been submitted to the Environmental Council of Zambia for approval. It is anticipated that the document will require certain updates to reflect recent changes in the metallurgical and tailings facilities of the project.

.

1.2.2 Rooipoort and Mapochsgronde PGE/Ni/Cu Projects - South Africa

Property

Rooipoort and Mapochsgronde

During the quarter the Department of Minerals and Energy granted the company the right to prospect for PGMs on the major portions of the Mapochsgronde tribal trust land.

Environmental Management Programs (“EMP”) over portions of the Rooipoort area were updated to bring the EMPs into line with the South African Mineral and Petroleum Resource Development Act (“MPRDA”). The prospecting rights are currently being reorganised within group companies in order to facilitate management of the exploration activities in the proposed Joint Venture (“JV”) project.

It was announced during the quarter that Caledonia and Mitsubishi Corporation of Japan signed a Heads of Agreement relating to a potential JV between the companies on both the above platinum properties.  The JV will come into effect as soon as certain due diligence conditions of the agreement have been completed to Mitsubishi’s satisfaction.   In terms of the agreement, Mitsubishi will fund 100% of all further exploration on each of the above two properties up to a bankable feasibility stage, or to the value of $40 million for the 2 JV’s, whichever comes first, to earn a 50% interest in the JV.  The JV is planning a rapid escalation in exploration activity in the second half of the year.

1.2.3 GOLD

Zimbabwe Exploration – Gold

Due to the lack of foreign currency no exploration work took place during the quarter.

1.2.4 DIAMONDS

Mulonga Plain – Zambia

An application for a Retention Licence has been lodged with the Zambian authorities. The Zambian Government department responsible for the issuing of prospecting licences has been reorganised and this has temporarily delayed the process of awarding permits.

Kashiji Plain - Zambia

No further field work was carried out on the Kashiji or Lukulu licenses in this quarter. This license expired in June 2008, but the Corporation has already applied for retention licenses covering the Kashiji and Lukulu areas.

Goedgevonden - South Africa

The Corporation holds prospecting rights over the Goedgevonden diamond bearing kimberlite pipe and surrounding area. This property is located approximately 20 km north of the old Stilfontein gold mine in the Klerksdorp district of the North West Province in South Africa and 200 km south west of Johannesburg.

Although the New Order Prospecting Rights have been granted, the signature of the documentation is awaiting certain suspensive conditions. Discussions are in progress with other parties with a view to realizing value by either joint venture or disposal of the properties constituting the Goedgevonden Diamond Project.

No further work was carried out on this property during the quarter.

1.2.5 General Outlook

Exploration by its nature is speculative with a high degree of risk accompanied by the potential for high returns.  The Corporation manages this risk by using well-qualified exploration professionals, senior mining company joint venture partners and by exploring in areas which are considered as having a better than average potential for discovery.  The recent increases in the prices of precious and base metals have increased the exploration expenditures of some of the major mining companies and could improve the likelihood of the Corporation negotiating joint venture agreements for its remaining wholly-owned exploration properties, such as the 2 exploration JV’s with Mitsubishi.

1.3

QUALIFIED PERSONS

Dr. Trevor Pearton, BSc Eng (Mining Geology), PhD (Geology) FGSSA, VP Exploration is a qualified person as defined by NI 43-101. Dr. Pearton is responsible for the technical information provided on this MD&A except where otherwise stated. He was assisted where appropriate by outside consultants and/or qualified persons for joint-ventured projects. Mr. David Grant, is the Independent Qualified Person  for the NI 43-101 report on the D resource area of the Nama Property, prepared by Applied Geology and Mining (Proprietary)Limited whose Managing Director is Mr. Grant .

2.

SUMMARY OF QUARTERLY RESULTS - (C$ 000’s - except per share amounts.)

The following information is provided for each of the 8 most recently completed quarters of the Corporation - ending on the dates specified - in thousands of Canadian dollars. The figures are extracted from underlying financial statements that have been prepared according to Canadian GAAP.

	June 30/08	Mar 31/08	Dec 31/07	Sept 30/07	June 30/07	Mar 30/07	Dec 31/06	Sept 30/06
Sales before discontinued operations	2,883	2,504	3,231	1,950	1,539	3,319	9,044	4,539
Income/(loss) before discontinued operations - per share undiluted - per share Diluted	(261) (0.0005) (0.0005)	791 0.0016 0.0016	494 0.0010 0.0010	(855) (0.0019) (0.0019)	364 0.0007 0.0007	(3,909) (0.0085) (0.0085)	3,841 0.0084 0.0084	(455) (0.0010) (0.0010)
Discontinued operations (loss)	(24)	(70)	(249)	(80)	(126)	(254)	(1,283)	(2,619)
Net Income/ (loss) after discontinued operations - per share undiluted - per share Diluted	(285) (0.0006) (0.0006)	721 0.0015 0.0015	245 0.0005 0.0005	(935) (0.0019) (0.0019)	238 0.0005 0.0005	(4,163) (0.0074) (0.0074)	2,558 0.0056 0.0056	(3,074) (0.0068) (0.0068)
No of shares basic ‘000	500,169	493,199	487,869	487,869	487,869	457,981	457,981	455,209

The discontinued operations in the quarter ended June 2008 relate to Eersteling Mines. All foreign exchange gains or losses are reported in the results before discontinued operations.  The gold sales at Blanket Mine were 3,089 ounces in Q2 (2,809 ounces in Q1, 4,352 ounces - 2007 in the first quarter, 2,922 ounces in the second quarter, 2,263 ounces in the third quarter and 4,512 ounces in the fourth quarter). Included in the loss for the quarter, before discontinued

operations, is the unrealized foreign exchange gain/ (loss) of $(860,000); ($100,000 gain in the first quarter of 2008, and in 2007 $456,000 in the fourth quarter, ($1,016,000) in the third quarter, ($707,000) in the second quarter and $255,000 in the first quarter). The huge collapse in the value of the Zimbabwe dollar resulted in an unrealized foreign exchange loss of $1,191,000 at Blanket Mine. As a result of the sale of Barbrook Mines shares and loan claims a loss of $150,000 has been realized due to foreign exchange fluctuations.

The gross profit of $1,526,000 ($1,245,000 first quarter 2008) for the second quarter has been achieved despite inflationary factors in Zimbabwe of over 2,000,000% per annum and is evidenced by the fact that the Reserve Bank of Zimbabwe (“RBZ”) owed Blanket Mine US$2,685,000 for gold sales at the end of the quarter compared to US$2,680,000 at the end of the first quarter. During the quarter RBZ paid Blanket Mine US$1,125,000 for gold sales.

The results of Blanket Mine have been translated into Canadian dollars using the inter-bank rate that was introduced by the RBZ in May 2008. This rate of exchange (“ROE”) is established by the market on a “willing buyer - willing seller” basis. The table below illustrates the rates of exchange used per financial statement category; all rates of exchange before Q2 2008 were derived from the gold support price quoted by RBZ. Due to the introduction of the inter-bank rate the effective discount on gold sold in Zimbabwe dollars has decreased from 90% to roughly 15%. When introduced the inter-bank rate was set at Z$190 million per US$1 and is currently trading at Z$60 billion which accounts for the more realistic Z$ price realized for gold sales.

	2008	2008	2007
Z$’s per C$1	Q2 ROE	Q1 ROE	Q4 ROE	Q3 ROE	Q2 ROE	Q1 ROE
Sales revenue	337,140,498	5,161,433	275,926	156,590	14,220	713
Other income statement items	3,736,329,101	10,019,210	260,870	150,507	21,070	758
Monetary assets and liabilities	10,631,984,967	22,960,635	378,644	168,645	47,451	758
All other assets and liabilities	101.19	101.19	101.19	101.19	101.19	101.19

On July 30, 2008 the RBZ announced a new monetary policy. Part of the announcement dealt with the devaluation of the Zimbabwe dollar and 10 zeros were removed from the value of the currency i.e. Z$100,000,000,000 is now Z$10. It was also announced that a new currency will be introduced; however, details are unclear at this time.

3.

INVESTING

During the second quarter 2008 the Corporation invested $269,000 in capital assets and mineral properties ($696,000 in 2007 and $127,000 in 2006).  Of the amount invested in 2008, $235,000 was spent at Nama and $16,000 at Rooipoort. Due to a lack of foreign currency there was negligible capital expenditure at Blanket Mine.

4.

FINANCING

In February 2008 $1,119,000 (nil – 2007 and $1,475,000 – 2006) was raised from private placements (net of expenses).  In all 12,300,000 shares, priced at $0.10 were issued in the private placement along with an equal number of warrants priced at $0.15, valid for 1 year.   The funds were used to finance exploration activity on the Corporation’s most prospective projects and working capital requirements.

On May 31, 2008 the sale of Barbrook Mine to Eastern Goldfields was concluded. The full purchase price of $9.13 million was paid in cash. These funds will be used to finance exploration activities at Nama and other overhead expenses.

5.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2008, the Corporation had a working capital surplus of $12,148,000 (surplus of $65,000 at December 31, 2007). The dramatic increase in working capital is due to the proceeds received for Barbrook Mine and the transfer of Barbrook liabilities to Eastern Goldfields. Due to the state of the Zimbabwean economy, Blanket Mine is operating on a virtual cash basis as suppliers do not grant credit in the hyper-inflationary environment.  During the quarter the US dollar amount owed by the RBZ has remained relatively static at $2,685,000. In the quarter the RBZ released US$1,125,000 to Blanket Mine that was used to replenish depleted spares levels and purchase essential consumables. As at July 23, 2008 Blanket is owed US$2,937,910 by RBZ.

Gold sales in Zimbabwe continued on the basis of a minimum of 65% of the proceeds being paid in US dollar and the balance paid in Zimbabwe dollars using the inter-bank rate. Per the latest Monetary Policy announcement the US dollar retention has decreased to 55% with the balance of 45% still being paid in Zimbabwe dollars using the inter-bank rate.

Blanket Mine continues to be self funding. Little or no money is currently being spent on capital development due to a lack of foreign and local currency.

Anticipated cash inflows in 2008 will be used mainly by the Corporation on its exploration, development and production activities. The expenditure at Blanket Mine, which is subject to the RBZ paying the outstanding US dollars owed to Blanket, will consist of the completion of the No 4 shaft expansion - at an estimated cost of $750,000 to regain the 600 tpd ore delivery to the plant and a further amount of $1,500,000 to reach the expanded rate of 1,000 tpd ore delivery and plant expansion needs.

Areas of focus outside Zimbabwe are as follows:

•

the defined activities at the Corporation’s Nama Cobalt/Copper Project at an estimated cost of  $ 4,000,000

•

the Rooipoort and Mapochsgronde South African PGE & Ni properties which will be funded by Mitsubishi in terms of the JV agreements.

•

corporate working capital

The prime area of focus will be the Nama Cobalt Project in Zambia. Notwithstanding the estimated expenditure amounts for each of the programs described above, the Corporation cannot predict the actual amounts that will be spent on those programs.  Decisions will be made to go ahead on the programs from time to time by Management as they, at that time, determine appropriate, based on results achieved in previous programs and funding availability.

The Corporation does not have any significant long-term contractual obligations or commercial commitments other than the payment of its current liabilities and its five cobalt sales agreements.  It had two joint venture agreements with Ashton Mining of Canada Inc. and Motapa Diamonds Inc. In each case these partners were responsible for all property expenditures until a feasibility study had been completed.  The Corporation has minor obligations in respect of licence fees for its exploration and mining properties some of which are paid in full by the Corporation’s joint venture partners.   Now that Motapa wishes to withdraw from its JV on Mulonga Plain, the Corporation will be responsible for maintaining the Licences.   As of June 30, 2008 the Corporation had potential/contingent liabilities to do rehabilitation work on the Blanket and Eersteling Mines - if and when those Mines are permanently closed - at an estimated cost of $1,023,000. With the completion of the sale of the Barbrook the rehabilitation liability of $93,000 has passed onto the new owners.

6.      OFF-BALANCE SHEET ARRANGEMENTS

There are no off balance sheet arrangements.

7.

RELATED PARTY TRANSACTIONS

The Corporation had the following related party transactions:

	Year to date June 2008
$ 000s	2008	2007	2006
	$	$	$
Management fees and allowances paid or accrued to a company which provides the services of the Corporation’s President	256	262	238
Rent paid to a Company owned by members of the President’s family	21	23	25
Consulting fees and reimbursement of travel expenses to the Chairman and certain directors of the Board (note1)	537	32	35

Note 1: Since the Chairman took office in 2005 Caledonia has had limited cash resources to compensate the Chairman and other non-executive Directors for consulting work and relative director responsibilities. The Chairman along with the other non-executive Directors agreed to defer their claims for time spent on Caledonia business until it had the cash resources to pay the claims.  As Caledonia has now sold Barbrook, Caledonia has accrued an amount to compensate the Chairman and non-executive directors for unbilled time spent on Caledonia business since 2005.

8.      CRITICAL ACCOUNTING POLICIES

There are two major areas where accounting estimates are made, asset impairment and asset retirement obligation. As significant impairment provisions have already been made against the assets and there is a reasonable level of certainty around the estimate it is considered unlikely that any change in estimate would result in a material impact on the results of the Corporation. Based on indicative purchase offer made for Eersteling Mine no further asset impairment has been made against these assets.  The asset retirement obligation is also considered to be estimated with a reasonable degree of certainty, although the original estimation was calculated some years ago. The estimation is accreted annually at 5% and thus any change in circumstances is considered unlikely to have a material impact on the results of the Corporation or its operations.

The following accounting policy changes have been adopted as of January 1, 2008 and are more fully described in the Interim Consolidated Financial Statements.

a. Inventories:

Effective January 1, 2008, the Corporation adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3031, Inventories. This standard provides guidance on the determination of cost and its subsequent recognition as an expense, including any write-downs to net realizable value. It also provides guidance on the cost formulas that are used to assign costs to inventories and requires the reversal of write downs, if applicable, on inventory. There were no changes to the Corporation’s accounting policies required on implementation of this standard.

b. Financial Instruments – Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 3862, Financial Instruments - Disclosures; Section 3863, Financial Instruments – Presentation.

Section 3862 on financial instrument disclosures, provides guidance on disclosures in the financial statements to enable users of the financial statements to evaluate the significance of financial instruments to the Corporation financial position and performance and about risks associated with both recognized and unrecognized financial instruments and how these risks are managed. The new Section requires qualitative and quantitative information relating to concentrations of risk, credit risk, liquidity risk and price risk currently found in Section 3861.

Section 3863 carries forward unchanged the presentation requirements of Section 3861. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, losses and gains, and the circumstances in which financial assets and financial liabilities are offset.

c. Capital Disclosures

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA Handbook Section 1535- Capital Disclosures. Section 1535 requires the disclosure of an entity’s objectives, policies and processes for managing capital as well as quantitative data about what the entity regards as capital. Disclosure of externally imposed capital requirements is also required and whether the entity has complied with these and, if not, the consequences.

The Corporation has included disclosures recommended by the new section in Note 14 to these unaudited interim consolidated financial statements

d. Financial Statements Presentation

Effective January 1, 2008, the Corporation adopted the new recommendations of CICA amended Handbook Section 1400-General Standards of Financial Statements Presentation. The section provides revised guidance related to management’s responsibility to assess and disclose the ability of an entity to continue as a going concern.

9.  Financial Risk Exposure and Risk Management

The Corporation is exposed in varying degrees to a variety of financial instrument related risks by virtue of its activities. The overall financial risk management program focuses on preservation of capital, and protecting current and future Corporation assets and cash flows by reducing exposure to risks posed by the uncertainties and volatilities of financial markets.

The Board of Directors has responsibility to ensure that an adequate financial risk management policy is established and to approve the policy. The Corporation’s Audit Committee oversees management’s compliance with the Corporation’s financial risk management policy.

The types of risk exposure and the way in which such exposures are managed are as follows:

i) Currency Risk

As the Corporation operates in an international environment, some of the Corporation’s financial instruments and transactions are denominated in currencies other than the Canadian Dollar. The results of the Corporation’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Corporation are reported in Canadian dollars in the Corporation’s consolidated financial statements.

The fluctuation of the Canadian dollar in relation to other currencies will consequently have an impact upon the profitability of the Corporation and may also affect the value of the Corporation’s assets and the amount of shareholders’ equity.

A significant portion of the Corporation’s assets and liabilities are denominated in South African rand and Zimbabwe dollars.  Management do not consider that the fluctuation of the value of the South African Rand to the Canadian Dollar could have a significant impact on the results of operations. Blanket Mine operation is subject to a hyperinflationary environment in Zimbabwe, foreign creditors are denominated in Rands and local costs increase with inflation. As the official exchange rate is fixed and the effective buying power of the Zimbabwe Dollar decreases accordingly there could be a significant impact on the results of the operations. The shareholder loan account in Zimbabwe is denominated in US Dollars and will generate foreign exchange losses for Blanket Mine in Zimbabwe Dollar terms but the effect on the consolidated financial statements in Canadian Dollars is unlikely to be significant.  The fair values of these financial instruments approximate their carrying values, unless otherwise noted.  The Corporation does not use any derivative instruments to reduce its foreign currency risks.

The summary below details the cash or near cash items denominated in a currency other than the Canadian dollar that would be affected by changes in exchanges rates relative to the Canadian dollar. All values are in thousands.

’000	US Dollars	Zimbabwe Dollars	SA Rand
Cash	344	165,628,003	2,493
Accounts Receivable	2,685	125,816,000	480
Accounts Payable	10	198,934,160	582

The table below illustrates by how much a 1% change in the rate of exchange between the Canadian dollar and the currencies above will affect net income.

’000	US Dollars	Zimbabwe Dollars	SA Rand
Cash	3	-	3
Accounts Receivable	26	-	1
Accounts Payable	-	-	1

ii) Interest Rate Risk

Interest rate risk is the risk borne by an interest-bearing asset or liability as a result of fluctuations in interest rates.

Unless otherwise noted, it is the opinion of management that the Corporation is not exposed to significant interest rate risk as it is debt free and only utilizes overdraft facilities for short periods if necessary. The Corporation’s cash and cash equivalents include highly liquid investments that earn interest at market rates. The Corporation manages its interest rate risk by endeavoring to maximize the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. The Corporation’s policy focuses on preservation of capital and limits the investing of excess funds to liquid term deposits in “A” grade financial institutions.

Fluctuations in market interest rates have not had a significant impact on the Corporation’s results of operations due to the short-term to maturity of the investments held.

iii) Concentration of Credit Risk

Credit risk is the risk of a financial loss to the Corporation if a gold sales customer fails to meet its contractual obligation. Credit risk arises principally from the Corporation’s receivables from the Reserve Bank of Zimbabwe (“RBZ”) who is the sole buyer of gold produced.

At December 31, 2007 the RBZ owed Blanket Mine US$1,780,000 (one million seven hundred and eighty thousand dollars) and at June 30, 2008 this had increased to US$2,685,000 despite having received US$1,450,000 in payments. The lack of foreign currency in Zimbabwe affects all business sectors and management maintains close relations with RBZ to ensure payments are made whenever necessary, to sustain operations, within the capabilities of the RBZ.

In the Monetary Policy Statement announced by RBZ on April 30, 2008 an exporter who is owed foreign currency by RBZ is now allowed to sell the currency to a willing seller through the commercial bank system at a negotiated rate. Although untested this should enable Blanket Mine to access

Zimbabwe dollars required for the operation at rates more favorable than the official exchange rate.

No provision has been made against the trade receivable due by the RBZ.

iv) Liquidity Risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due.

The Corporation manages its liquidity by ensuring that there is sufficient capital to meet short and long term business requirements, after taking into account cash flows from operations and the Corporation’s holdings of cash and cash equivalents. The Corporation believes that these sources will be sufficient to cover the likely short and long term cash requirements. Senior management is also actively involved in the review and approval of planned expenditures by regularly monitoring cash flows from operations and anticipated investing and financing activities.

Blanket Mine in Zimbabwe continues to be self funding.

v) Commodity Price Risk

The value of the Corporation’s mineral resource properties is related to the price of gold, platinum and cobalt, and the outlook for these minerals. In addition, adverse changes in the price of certain raw materials can significantly impair the Corporation’s cash flows.

Gold prices historically have fluctuated widely and are affected by numerous factors outside of the Corporation's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and macro-economic variables, and certain other factors related specifically to gold.

The major factor influencing commodity price risk is that RBZ does not pay Blanket Mine market value for gold produced.

During the quarter the RBZ bought gold for USD at a discount to the market price of approximately 15% or for Zimbabwe dollars at a controlled price not representative of the market price.

The profitability of the Blanket Mine is highly correlated to the controlled price paid by RBZ and the hyperinflationary conditions experienced in Zimbabwe, currently 2,000,000% per annum. To the extent that the price of gold increases over time, asset value increases and cash flows improve; conversely, declines in the price of gold directly impact value and cash flows. A protracted period of unadjusted gold prices by RBZ could impair the Corporation’s operations and development opportunities, and significantly erode shareholder value.

In the Monetary Policy Statement made by RBZ on April 30, 2008, the purchase price of gold to be paid by RBZ was amended. Although the announcement is unclear in certain aspects, it is clear that the previously controlled Zimbabwe dollar support price has been abolished which will mean that the discount to market price will reduce significantly. The mechanics of the new policy are being determined at present but overall Blanket Mine will receive a price which is more aligned to the market price.

10.          SECURITIES OUTSTANDING

As at June 30, 2008 the following securities were outstanding:

(1)

500,169,280 common shares;

(2)

Options and warrants as follows:

Number	Description	Exercise Price	Validity
20,080,000	Common share purchase options	Average $0.1870	Various until May 11, 2016
12,300,000	Common share purchase warrants	$0.15	Until January 11, 2009

As the Corporation’s Option Plan allows the granting of options on a number of shares equal to 10% of the issued shares, the Corporation could grant options on 50,016,928 shares.  This figure includes the current unexercised options. On April 30, 2008 2,370,000 share purchase options were issued at $0.155 per share.

11.         CONTROLS

 Evaluation of disclosure controls and procedures.

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and assessed the design of the Company’s internal control over financial reporting as of December 31, 2007, pursuant to the certification requirements of Canadian Multilateral Instrument 52-109 and the requirements of the SEC.  The CEO and CFO concluded that, despite the deficiencies noted below, the Company’s disclosure controls and procedures were effective as of December 31, 2007.

Based on that evaluation the CEO and CFO have determined that the Company had insufficient personnel to ensure appropriate segregation of duties within the Financial Reporting and Review Process. Specifically, the responsibilities assigned to the Company’s CFO include substantially all financial statement and note creation functions. No additional personnel in the Company, apart from the members of the Audit Committee, perform functions at a level of precision and involvement that would adequately prevent or detect immaterial misstatements on a timely basis. As an additional result of the insufficient personnel the Company did not maintain formal policies and procedures regarding end-user computing control over the access to, completeness, accuracy, validity, and review of, certain spreadsheet information that supports the financial reporting process.  In 2008 the Company experienced and discovered an operational deficiency that caused the 2007 Form 20-F Annual Report to be filed prior to it being approved by the Disclosure Committee.

Management has concluded that, despite the lack of segregation of duties and computing controls, a material misstatement in financial reporting is not a “reasonable possibility” (as defined in applicable SEC guidance).  The Blanket Mine (which is operated by the Company’s wholly owned subsidiary Blanket Mine (1983) (Private) (Limited) is the Company’s only operating mine and preparation of its operating results are performed by the CFO of the subsidiary and an accounting team in Zimbabwe. These results are reviewed by Company management and then incorporated into the consolidated financial statements of the Company.

The Company has a Disclosure Committee consisting of four Directors and one Officer, and has disclosure controls and procedures which it follows in an attempt to ensure that it complies with all required disclosures on an adequate and timely basis.  The Company’s Directors and Management, and the Disclosure Committee, are making all reasonable efforts to ensure that the Company’s disclosures are made in full compliance with the applicable rules and requirements.  All reasonable efforts are also being made to ensure that the Company’s disclosure controls and procedures provide reasonable assurance that the material information relating to the Company, including its consolidated subsidiaries, is made known to the Company’s Certifying Officers by others within those entities and to allow timely decisions regarding required disclosures.

12.

BOARD AND SENIOR MANAGEMENT CHANGES

Dr. Trevor Pearton was appointed VP Exploration on February 15, 2008.

Mark Learmonth, previously of Macquarie First South, was appointed as VP Development and Investor Relations on July 10, 2008.

Mr Leigh A. Wilson was appointed as a non-executive Director of the Corporation and a member of the Audit Committee on March 28, 2008 and a member of the Disclosure Committee on May 26, 2008.

Mr Steve Curtis, VP Finance and Chief Financial Officer of Caledonia was appointed to the Board on June 1, 2008.

At the present time there is a worldwide shortage of senior mining industry professionals and the Corporation is one of many companies looking for suitable staff.  With the anticipated sale of the South African gold mines and the planned expansion of the Zambian exploration, mining and metallurgical pilot plant programs the Corporation is re-evaluating its requirements for replacement of senior staff.